GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 NOV 12 AM 7:21

[redacted]

03037325

29 October 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

SUPPL

Dear Sirs,

GKN plc – Notice of Trading Update Announcement

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange yesterday.

Yours faithfully,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

11/14

COMPLIANCE/SEC/COR/notification of press release

28 October 2003

GKN plc - Notice of Trading Update Announcement

GKN plc confirmed today that it will provide a pre-close period Trading Update on Tuesday 16 December.